

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

Via Email
Gerard Feeney
Chief Financial Officer
Wave Systems Corp.
480 Pleasant Street
Lee, Massachusetts 01238

>   **Re: Wave Systems Corp.**
>   **Registration Statement on Form S-3**
>   **Filed May 15, 2013**
>   **File No. 333-188627**

Dear Mr. Feeney:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted, or advise us why you concluded that such disclosure is not necessary or appropriate. We refer to the registration statement on Form S-3 (File No. 333-175046) that was declared effective on July 22, 2011 and for which you filed a 424 prospectus on April 25, 2013. Consider stating the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature.

Risk Factors

In preparing our financial statements for the fiscal year ended December 31, 2012…, page 2

2.   Please revise your risk factor to disclose, as you do in your Form 10-K filed on March 18, 2013 and your Form 10-Q filed on May 10, 2013, that your Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures were not effective as of December 31, 2012 and March 31, 2013 as a result of the material weaknesses you identified.

Selling Stockholders, page 12

3.   With respect to the shares to be offered for resale by Anson Investments Master Fund, LP, please disclose the natural persons who exercise the voting and dispositive powers over the shares. Refer to Interpretation 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K.

4.   Please state whether either of the selling shareholders are broker-dealers or affiliates of a broker-dealer. With respect to affiliates of broker-dealers, please clarify whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Relationships between Selling Stockholders and Us, page 13

5.   Please disclose the specific exemption that you relied upon in offering the securities to the selling stockholders on March 12, 2013 without registration under the Securities Act of 1933. We note that you have not included this information in the Form 8-K filed on March 18, 2013 nor in the Form 10-Q for the period ended March 31, 2013 filed on May 10, 2013.

Incorporation of Certain Documents by Reference, page 19

6.   If true, please revise to state that you are incorporating the Form 8-K filed on May 16, 2013 rather than May 15, 2013.

Undertakings, page II-2

7.   Please revise to only include the undertakings required by Item 512 of Regulation S-K that apply to the transaction you are registering in this filing. Specifically, it is unclear why you have included the undertakings relating to the Rule 430B and the initial distribution of securities in Item 512(a)(6) of Regulation S-K. Please revise or explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, if you have any questions. If you need further assistance, please contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Neil W. Townsend, Esq.
        Willkie Farr & Gallagher LLP